

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Ling Ni
Chief Financial Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City, Guandong Province 510620
Peoples Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Form 20-F For the Fiscal Year Ended December 31, 2019**
> **Filed April 27, 2020**
> **File No. 001-38726**

Dear Mr. Ni :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F For the Fiscal Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Loan Performance Data and Trend Analysis, page 76

1. We note the significant difference between the loan performance metrics when utilizing the aggregate delinquency rate and aggregate NPL rates as compared to the actual delinquency rate and NPL rates. Please tell us, and revise your future filings to disclose, the actual delinquency rate and NPL rates for the periods presented. In addition, explain the reasons the aggregate amounts presented are more reflective of the actual loan portfolio performance and are more useful to the reader.

2. Please revise, in future filings, to disclose the amount of both the 1st and 2nd lien interests outstanding at period end for each of the periods presented, discussing the trends within these lending lines.

Ling Ni
CNFinance Holdings Ltd.
August 12, 2020
Page 2

Item 15. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 119

3. We note from your Internal Control Over Financial Reporting (ICFR) that you identified a material weakness that has not been remediated, and this is consistent with the same material weakness reported in your prior year 20-F. Please explain to us how management was able to conclude that your ICFR was effective if there was one or more material weaknesses in the ICFR. Please advise or revise as necessary.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements
Note 6. Loans Principal, Interest and Financing Servicing Fee Receivables, page F-36

4. Please revise your future filings to disclose the amounts of 1st and 2nd lien principal, interest, and financing service fee receivables for each of the periods presented. Similar disclosures should be provided for loan delinquency and non-accrual loans as well as for impaired loans.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson at (202)551-3364 or Marc Thomas at (202)551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance